[redacted]

SECU 02021717 MMISSION

cm 8-1-02

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED JUL 29 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 184

SEC FILE NUMBER
2002 8- 27752

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FV 8/2/02

REPORT FOR THE PERIOD BEGINNING 6/01/2001 (MM/DD/YY) AND ENDING 5/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EAGLE EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
400 CRAIN HIGHWAY, S.W.

(No. and Street)

GLEN BURNIE (City) MD (State) 21061 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOAN M. SMITH 410-760-6098 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KORWEK & COMPANY, P.A. CERTIFIED PUBLIC ACCOUNTANTS

(Name – *if individual, state last, first, middle name*)

1113 ODENTON ROAD (Address) ODENTON (City) MD (State) 21113-1606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 05 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOAN M. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EAGLE EQUITIES, INC., as of MAY 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EAGLE EQUITIES, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

MAY 31, 2002 AND 2001

KORWEK & COMPANY, P.A.
Certified Public Accountants

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

Board of Directors
Eagle Equities, Inc.

We have audited the accompanying statements of financial condition of Eagle Equities, Inc. as of May 31, 2002 and 2001 and the related statements of operations, stockholders' equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eagle Equities, Inc. as of May 31, 2002 and 2001 and the results of their operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Korwek a Company PA

July 19, 2002

EAGLE EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

MAY 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 57,641	$ 71,933
Commissions receivable	5,004	4,384
Marketable securities	45,443	48,795
Prepaid tax deposits	-	-
Prepaid insurance and expenses	4,175	4,175
Total current assets	112,263	129,287
PROPERTY AND EQUIPMENT, net	22,413	24,867
OTHER ASSETS	-	-
	$134,676	$ 154,154

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	8,401	8,911
Deferred income taxes	-	380
Total current liabilities	8,401	9,291
DEFERRED INCOME TAXES	97	1,664
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Capital stock, $10 stated value, authorized, 5,000 shares; issued and outstanding, 100 shares	1,000	1,000
Additional paid-in capital	42,885	42,885
Retained earnings	82,293	99,314
	126,178	143,199
	$134,676	$154,154

The accompanying notes are an integral part of these financial statements.

EAGLE EQUITIES, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	2002	2001
REVENUE		
Commissions	$ 79,234	$ 20,509
Revenue from sale of investment company shares	403,141	498,579
Market gain (loss) on firm securities investment accounts	(5,202)	(6,023)
Other revenue	2,987	3,019
Total revenue	480,160	516,084
EXPENSES		
Salaries and other employment costs voting stockholder officers	152,923	169,420
Other compensation and benefits	191,167	207,375
Interest expense	-	-
Regulatory fees and expenses	6,976	1,170
Other expenses	148,084	149,811
Total expenses	499,150	527,776
Net loss before income taxes	18,990	11,692
Recovery of income taxes		
Federal	1,311	576
State	658	290
	1,969	866
NET LOSS	$ 17,021	$ 10,826

The accompanying notes are an integral part of these financial statements.

EAGLE EQUITIES, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at June 1, 2000	$ 1,000	$ 42,885	$ 110,140	$ 154,025
Net loss from Operations	-	-	(10,826)	(10,826)
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2001	$ 1,000	$ 42,885	$ 99,314	$ 143,199
Net loss from Operations	-	-	(17,021)	(17,021)
Other Comprehensive Income	-	-	-	-
Balance at May 31, 2002	$ 1,000	$ 42,885	$ 82,293	$ 126,178

The accompanying notes are an integral part of these financial statements.

EAGLE EQUITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	2002	2001
CASH FROM OPERATING ACTIVITIES		
Net loss	$ (17,021)	$ (10,826)
Adjustments to reconcile net income to net cash:		
Depreciation and amortization	9,634	10,812
Market loss (gain) on investment securities	5,202	9,628
Deferred income taxes	(1,947)	(4,503)
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	(620)	12,361
Prepaid taxes	-	447
Increase (decrease):		
Income taxes payable	(2,588)	2,610
Accounts payable and other accrued liabilities	2,077	4,256
Cash provided (used) by operating activities	(5,263)	24,785
CASH USED IN INVESTING ACTIVITIES		
Acquisition of property and equipment	7,179	5,776
Loss on retired assets	-	-
Purchase (sale) of investments	1,850	10,959
Cash used for investing activities	9,029	16,735
CASH FROM FINANCING ACTIVITIES		
Payments on long-term obligations	-	-
Cash provided from financing activities	-	-
INCREASE (DECREASE) IN CASH	(14,292)	8,050
CASH, BEGINNING OF YEAR	71,933	63,883
CASH, END OF YEAR	$ 57,641	$ 71,933
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$ 2,610	$ 580
Interest	$ -	$ -

The accompanying notes are in integral part of these financial statements

EAGLE EQUITIES, INC.

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEARS ENDED MAY 31, 2002 AND 2001

	2002	2001
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an integral part of these financial statements.

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002 AND 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer specializing in mutual funds, deferred investments, and related insurance products. The Company was incorporated and started operations in July 1981. Generally accepted accounting principles require management to make estimates and assumptions that affect assets and liabilities, contingent assets and liabilities, and revenues and expenses. Actual results could differ from those estimates. A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Cash and Cash Equivalents - The Company considers investments in money market accounts and certificates of deposit purchased with a maturity of three months or less to be cash equivalents.

2. Marketable Securities - Marketable securities include stocks, bonds, and investments in mutual funds. They are considered available for sale and are valued at fair market value. Securities not readily marketable are valued at fair market value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

3. Depreciation and Amortization - Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally using the straight-line method for financial statements and accelerated methods for income tax reporting purposes. Leasehold improvements are amortized over the service lives of the improvements.

4. Revenue Recognition - Commissions and fees earned are recognized as the related investment contracts are executed. Commissions subsequently deemed uncollectible are written off using the direct write-off method.

5. Earnings per share - Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The earnings (loss) per share amounted to ($170.21) and ($108.26)for the years ended May 31, 2002 and 2001, respectively.

6. Income taxes - The Company accounts for income taxes using the liability method. Accordingly, deferred tax liabilities and assets are determined based upon the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the years in which the differences are expected to reverse. Current income taxes are based on the years' taxable income. The Company's income tax returns are prepared on the cash basis.

7. Comprehensive Income - There is no difference between income or loss from operations and other comprehensive income or loss.

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002 AND 2001

NOTE B - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE C - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at May 31, 2002 and 2001, respectively, and accordingly, no allowance for doubtful receivables is required.

NOTE D - MARKETABLE SECURITIES

The cost, carrying value and approximate market value of available for sale marketable securities as of May 31, 2002 and 2001, are as follows:

	2002	2001
Marketable securities, at cost	$ 66,465	$ 64,616
Valuation allowance	(21,022)	(15,821)
Market and carrying value	$ 45,443	$ 48,795

NOTE E - PROPERTY AND EQUIPMENT

Major classifications of property and equipment and the related accumulated depreciation are as follows:

	2002	2001
Furniture, Fixtures & Equipment	$ 84,275	$ 77,096
Leasehold improvements	17,512	17,512
	101,787	94,608
Less: Accumulated depreciation	79,374	69,741
	$ 22,413	$ 24,867

Depreciation and amortization expense for the years ended May 31, 2002 and 2001 amounted to $ 9,934 and $10,812, respectively.

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002 AND 2001

NOTE F - INCOME TAXES

The Company's recovery of income taxes for the years ended May 31, 2002 and 2001 consist of the following:

	2002	2001
Federal income taxes	$ 1,311	$ 576
State income taxes	658	290
	$ 1,969	$ 866
Currently payable	$ 22	$ (3,637)
Deferred recovery	1,947	4,503
	$ 1,969	$ 866

The differences between the tax recovery and the expected Federal Tax Rate of 15% and the expected state tax rate of 7% are caused by the nondeductible expense of $8,562 of Officer's Life Insurance and non-taxable Municipal Interest of $1,850. Overall deferred taxes are provided for the cumulative difference between financial statement income and tax return income at an approximate rate of 22%. The sources of the differences in 2002 and 2001 and the tax effects of each are as follows:

	2002	2001
Tax depreciation (over) under book depreciation	$ 921	$ 95
Other	(141)	(198)
Accrual to cash conversion	1,167	4,606
	$ 1,947	$ 4,503

NOTE G - SUBORDINATED LIABILITIES

The Company incurred no subordinated liabilities during the years ended May 31, 2002 and 2001.

NOTE H - SIMPLIFIED EMPLOYEE PENSION PLAN

The Company maintains a simplified employee pension (SEP) plan, which excludes officers of the Company. The Plan establishes individual retirement trust accounts for eligible employees into which contributions are made by the Company. Annual contributions for the years ended May 31, 2002 and 2001 were $ 2,400 and $2,900, respectively.

EAGLE EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2002 AND 2001

NOTE I - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At May 31, 2002, the Company had net capital of $91,142 which was $41,142 in excess of its required net capital of $50,000.

NOTE J - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officers and shareholders of the Company are also principals in various other entities. Management fees are charged to the Company by these related parties for services rendered and include real and personal property rented to the Company. The management fees are approximately 8.2% and 13.8% of the total expenditures in 2002 and 2001, respectively. Property and equipment of the Company are shared with the related parties and no fees are charged.

The officers and shareholders of Eagle Equities, Inc. are 50% owners of the premises that the Company occupies. Rents were $9,285 and $19,061 during 2002 and 2001, respectively. There is no formal lease and the Company operates under a verbal month to month agreement.

NOTE K - CONTINGENCIES

A Complaint to the National Association of Security Dealers (NASD) was filed against the Company and its two shareholders. The Complaint alleged that in 1997, one of the shareholders erred in helping the Complainant divest her holdings in a single stock, by selling this stock in three sales and reinvesting the proceeds in several mutual funds and two annuities. The Complaint sought repayment of the income taxes incurred on the capital gains from the second and third sales of the stock, with additional claims for sales and surrender charges on the mutual funds and annuities, plus interest there on. The total amount claimed was approximately $485,000.

Although the Company was not originally listed in the Complaint, it was later added in an amended claim. The Claim was heard by NASD arbitrators on June 5th, 6th, and 7th. The Company and shareholders responded to the claim vigorously. On July 19, 2002, the arbitrators ruled in favor of the Company and denied all claims.

SUPPLEMENTAL INFORMATION

EAGLE EQUITIES, INC.
ADJUSTMENT OF STOCKHOLDERS' EQUITY
MAY 31, 2002 AND 2001

	2002	2001
Stockholders' equity from statement of financial condition	$ 126,178	$ 143,199
Excess of market value over cost on short-term marketable securities	-	-
Adjusted stockholders' equity	$ 126,178	$ 143,199

EAGLE EQUITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MAY 31, 2002 AND 2001

	2002	2001
NET CAPITAL		
Adjusted stockholders' equity	$ 126,178	$ 143,199
Additions to net capital		
Deduct stockholders' equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	126,178	143,199
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	126,178	143,199
Deductions and/or charges		
Non-allowable assets		
Petty cash	427	454
Commissions and accounts receivable	3,611	3,333
Prepaid insurance and expenses	4,175	4,175
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	22,413	24,867
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	$ 95,552	$ 110,370
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities		
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	4,410	5,037
Undue concentrations	-	-
Other	-	-
Net Capital	$ 91,142	$105,333
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital in excess of requirements	41,142	55,333
	$ 91,142	$105,333
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 8,498	$ 10,955
Less adjustments		
Secured notes payable	-	-
Deferred taxes	97	2,044
Net Aggregate Indebtedness	$ 8,401	$ 8,911
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.22	8.46

EAGLE EQUITIES, INC.

FORMULA FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

MAY 31, 2002

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	$ XXX	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	XXX	-
Monies payable against customers' securities loaned	XXX	-
Customers' securities failed to receive	XXX	-
Credit balances in firm accounts which are attributable to to principle sales to customers	XXX	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	XXX	-
Market value of short security count over 30 calendar days old	XXX	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the last 40 days	XXX	-
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	-	XXX
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	XXX
Failed to deliver of customers' securities not older than 30 calendar days	-	XXX
Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts	-	XXX
Total credits/debits	$ -	$ -
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account" (15c3(e)). If the computation is made monthly as permitted by this section, the deposit shall not be less than 105 percent of the excess of total credits over total debits	$ -	

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
MAY 31, 2002

	Per Unaudited Form X-17A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 3,115	$ 3,115	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	911	911	-
Gains or losses on firm securities investment accounts	(5,202)	(5,202)	-
Revenue from the sale of investment company shares	403,141	403,141	-
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	78,195	78,195	-
Total revenue	480,160	480,160	-
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	282,581	152,923	129,658
Other compensation and benefits	1,509	191,167	(129,658)
Interest expense	-	-	-
Regulatory fees and expenses	6,976	6,976	-
Other expenses (including state income tax)	146,414	147,426	(1,012)
Total expenses	497,480	498,492	(1,012)
Net income before provision for federal income taxes	(17,320)	(18,332)	(1,012)
Provision for federal income taxes	-	(1,311)	1,311
NET INCOME	$ (17,320)	$ (17,021)	$ 299

EXPLANATION OF DIFFERENCES

The reclassification of $129,658 between shareholder costs and other compensation and benefits represents the fees paid to registered representatives. The difference in Other expenses (including state income taxes) and the "Provision for federal income taxes" is an adjustment to reflect the actual expense on the accrual basis.

EAGLE EQUITIES, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE IIA
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
MAY 31, 2002

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 89,153
Increases		
Decrease deferred income taxes payable	1,947	
Decrease prepaid tax deposits	2,938	
		4,885
Decreases		
Federal income tax provision currently payable	15	
State income tax provision currently payable	7	
Increase in payables	1,370	
Increase in expenses	1,324	
Other	180	
		2,896
Net capital per supplemental schedule in audited financial statement (page 15) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 91,142

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Eagle Equities, Inc.

We have examined the financial statements of Eagle Equities, Inc. for the year ended May 31, 2002, and have issued our report thereon dated July 19, 2002. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Eagle Equities, Inc. that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Eagle Equities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

Korver & Company PA

July 19, 2002